82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02026458

REGISTRANT'S NAME Govett Strategic Investment Trust

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 287

FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 2/8/02


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Contents

Welcome to the Annual Report and Accounts of Govett Strategic Investment Trust PLC.



Highlights of the Year

Difficult period for small and mid-sized companies, and for equities in general.

Govett Strategic portfolio re-positioned to be more defensive and performance more resilient.

NAV return for the year of -34.2% at par and -35.8% at market value. Benchmark FTSE All-Share ex 100 ex IT -23.0% in period.

Strong revenue account and final dividend increased by 3.8%.

Valuations attractive in smaller companies and Trust well-positioned for opportunities.

About your Company

Govett Strategic's objective is to achieve growth of capital and income through investment in smaller and medium sized companies in the UK, and it is a leading investment trust in this area.

The Trust was incorporated in 1928 and is a member of the Association of Investment Trust companies.

The Trust's benchmark is the FTSE All-Share excluding constituents of the FTSE 100 and investment trusts, referred to as the FTSE All-Share ex 100 ex IT. This is the most appropriate benchmark for the fund and was formally adopted in September 1999. The Board will also monitor the Trust's performance relative to the All-Share Index as a whole.

The Trust had total assets at 30th September 2001 of £531m and shareholders' funds of £436m. At a share price of 367.5p, the market capitalisation of the Trust was £356m.

The Trust is managed by Govett Investment Management Limited, which is the London-based investment management subsidiary of Allied Irish Banks, p.l.c. Govett has extensive experience in investment trusts and in small and mid-sized companies. The annual management fee is 0.125% on the fixed interest portion of the portfolio and 0.5% on other assets. The secretary is Govett Secretaries Limited.

The Trust has 96,963,420 ordinary shares in issue and has £95m of debentures, with maturity dates between 2014 and 2017. The Trust has a triennial continuation vote, the next one of which is due in September 2002.

Govett Strategic qualifies for ISA status and has a Savings Scheme for shareholders.

Details of the scheme may be obtained from the following address and telephone number:

Govett Investment Management Limited
Shackleton House
4 Battle Bridge Lane
London SE1 2HR

Telephone 0845 300 90 90 (local rate)

www.govett.co.uk

Financial Summary

	30th September 2001	30th September 2000	% change
Total resources (£000)	530,963	766,644	-30.7
Net assets (£000)	435,963	671,644	-35.1
Consolidated net asset value per share (prior charges at par)	449.62p	692.68p	-35.1
Consolidated net asset value per share (prior charges at market value)	411.48p	657.10p	-37.4
Consolidated earnings per share	9.40p	10.62p	-11.5
Company earnings per share	9.73p	7.74p	25.7
Dividend	9.00p	8.75p	2.9
Discount (Consolidated NAV with prior charges at par)	18.3%	17.4%	
Discount (Consolidated NAV with prior charges at market value)	10.7%	13.0%	
Share price	367.5p	572p	-35.8
(2000-2001 High: 579p; Low: 337.5p)			
Cost ratio	0.57%	0.56%	
Total return per ordinary share (prior charges at par)	-234.06p	193.38p	
	-34.2%	38.4%	
Total return per ordinary share (prior charges at market value)	-232.82p	197.31p	
	-35.8%	42.4%	
FTSE All-Share ex 100 ex IT Index – Total return *(benchmark)*			-23.0%
FTSE All-Share Index – Total return			-20.8%

Board of Directors

① **Sir John Riddell Bt. FCA Chairman**
Sir John Riddell (67) is Chairman of Northern Rock plc. He joined the Board in 1994 and became Chairman in the same year.

② **Viscount Eccles CBE**
John Eccles (70) was General Manager of the Commonwealth Development Corporation between 1985 and 1994. He is Chairman of Chamberlin & Hill PLC. He joined the Board in 1996.

③ **N.G. McNair Scott FCA, FCT**
Nigel McNair Scott (56) is Finance Director of Helical Bar PLC and Chairman of Avocet Mining PLC. He joined the Board in 1998.

④ **F. von Hurter**
François von Hurter (55) was Managing Director of Credit Suisse First Boston Europe Limited where he was responsible for European corporate finance. He is a Director of Firmenich SA. He joined the Board in 1998.

⑤ **C.J.P. Dawnay**
James Dawnay (55) was Deputy Chairman of Martin Currie Limited. He is Chairman of The China Heartland Fund and Northern AIM Venture Capital Trust PLC. He joined the Board in October 2000.

All Directors are non-executive.


①






④





The factors that worked in favour of your Trust last year – stock selection, sector positioning and asset gearing – worked against it this year.



The Trust's total return for the year to 30th September 2001 was -34.2%, with the debentures at par, and -35.8% taking the debentures at their market value. The return from the benchmark FTSE All-Share ex 100 ex IT Index for the period was -23.0%. This is a disappointing performance but shows a stabilisation of returns after relative underperformance in the first six months and a neutralisation of the worst effects of gearing in the second half. It also follows a year of substantial returns and outperformance in the the twelve months to September 2000.

The Board is pleased to propose an increased final dividend of 5.5p per share, compared with 5.3p last year. This will be paid to shareholders on 14th January 2002. The total dividend for the year of 9.0p will be payable from consolidated earnings of 9.4p and will amount to an increase of 3%.

The Board retains powers to buy back shares but did not use them in the period. Shareholders will be asked to renew these powers at the AGM.

Growth in the world economy is slowing, as it was generally before the tragic and unexpected events of 11th September. Inflation is still low and is likely to remain so and there appears little sign of the traditional cost-push inflation at this stage of the economic cycle. Commodity prices have come off their highs and this remains a supportive background.

Governments have moved to stimulate demand and central banks have reduced interest rates and this process has been accelerated since 11th September. Liquidity within financial markets remains high and as a result has led to a strong bounce in equity markets including the UK. This level for equity markets may be hard to sustain and will depend primarily on the level of consumer confidence.

The Trust's fund managers have recently invested cash held at the year-end into the stockmarket rally, and gearing has increased. Flexible use of the gearing potential of the Trust will be as important as ever.

The Board remains convinced that its policy of investment in companies in the small and mid-cap sectors of the FTSE All-Share can with good stock selection yield above-benchmark returns. We support the reorganisation in the Manager's team focussing on the Trust's portfolio. The Trust has started its current year well poised to benefit from the recent market turbulence, and early indications of its performance confirm this.

The Trust's AGM will be held on 12th December 2001 at Shackleton House, and as usual the investment managers will make a presentation to shareholders.

Sir John Riddell Bt.
Chairman
29th October 2001

Company Profiles

Kelda

Value: £11.1m

% of total assets: 2.1

Kelda is one of the world's largest water and sewerage companies, primarily in Yorkshire and since 2000 in the US. Like other utilities it offers resilient revenues and the scope to enhance them through developing land and services. Kelda also is a 49% shareholder in Waste Recycling Group.

Redrow

Value: £8.6m

% of total assets: 1.6

Redrow is a major housebuilder with a fine track record and a substantial long-term land bank, and the company enhanced shareholder returns with a tender offer last year. The housing market is helped by low mortgage rates and planning constraints, and Redrow also develops commercial property successfully.







Debenhams

Value: £11.1m

% of total assets: 2.1

Debenhams is the UK's leading department store group, with 97 outlets here and in Ireland. It is growing by opening new stores, modernising older ones and using design to enhance its sales, while also developing international franchises and its website.

Viridian

Value: £11.6m

% of total assets: 2.2

Viridian has main operations in the transmission and distribution of electricity in Northern Ireland, from where it plans to expand into the Republic of Ireland. Viridian has developed non-regulated sources of income, including SX3 in business support services, Open + Direct in financial services and nevada tele.com, a telecoms joint venture.







Interserve

Value: £13.2m

% of total assets: 2.5

Interserve as a group offers a wide range of services including design, construction, engineering, equipment and facilities management. It has won several contracts under the Private Finance Initiative and benefits from a substantial order book worth £3.3bn at June 2001.

Nestor Healthcare

Value: £6.5m

% of total assets: 1.2

Nestor is the leading provider of personnel in the healthcare market, including BNA, the UK's largest nursing and care agency which benefits from attractive growth dynamics. It has developed a services division in areas such as disability analysis, out-of-hours deputising and forensic.

Investment Team







Management

John Murray has been manager of Govett Strategic since 1994, when he joined Govett from Henderson. He is also Managing Director – Investments and Deputy Chairman of Govett Investments.

Julian Cooke has been a manager of Govett Strategic since early 1995, having joined Govett in 1993. He has been head of the UK Desk and of Global Smaller Companies at Govett. He is taking a sabbatical in the first half of 2002.

The team at Govett includes Andrew McDonald, who joined in August 2001 from Montanaro Investment Managers and who worked previously at Marshall Securities; Chris Kinder, who joined in March 2001 having qualified at PricewaterhouseCoopers; and Deryck Noble-Nesbitt, who also joined in March 2001 having qualified and worked at Deloitte & Touche.

Investment Manager's Report



The Trust has been positioned to face challenging stockmarket conditions yet retains its concentration on good quality companies with the potential for superior growth.

It was a difficult year for the Trust and a disappointing one given the very strong previous year and the usual resilience to a weaker market. Performance has stabilised and our focus is on selecting the best of the opportunities that continued volatile markets can provide.

Economic background and outlook

The UK economy grew at a reasonable rate in the period, but the rate of growth has slowed and the outlook has deteriorated.

The world economy was already weakening before the terrorist attacks of 11th September. In the US, a succession of interest rate cuts and steady consumer demand were not enough to offset a slowdown in manufacturing, particularly in technology. In Japan the economy faltered, in continental Europe it slowed. In the UK, the Foot and Mouth outbreak had a negative effect on agriculture and tourism.

The events of 11th September created a significant short-term impact and a greater element of uncertainty. US consumer confidence is key and may be fragile, depending on levels of employment. It is likely that economic growth around the world will be lower, but that there will then be a quicker recovery. Concerted efforts to cut interest rates boosted liquidity and can help confidence; further cuts should follow, as inflation remains low - the oil price has weakened and wage increases must ease.

For companies it has been a difficult environment to increase profits and in some areas even to make them, and there has been a spate of profit warnings as companies and analysts adjust to lower expectations of growth.

Stockmarket performance

Stockmarkets have been volatile and returns have been poor. For the year to the end of September the FTSE All-Share total return was -20.8%, following -9.4% in the six months to March. There were occasional rallies in the market, but they were relatively short-lived.

In September, stockmarkets around the world were initially weak on concerns over the economy, fell sharply after the terrorist attacks and then recovered in the final week, but the All-Share return was -9.4% for the month.

Smaller companies suffered in the market downturn, as they usually do when investors shun them and their illiquidity leads to sharp price movements. Over the twelve months to the end of September the total return from the FTSE SmallCap was -34.8% but of that -19.4% came in September alone.

Mid-sized companies were more resilient than smaller companies, helped by high weightings in defensive sectors, but again September took its toll, when the FTSE 250 Index total return was -16.0% to give a return of -21.2% for the full year.

The divergence in sector performance was again vast. Technology shares were under pressure as companies struggled with over-capacity in the face of poor demand. The IT Hardware total return for the twelve months was a staggering but understandable -90.8%, with Software & Computer Services not far behind at -78.5% and Electronic and Electrical Equipment at -67.7%. Other weak sectors were Telecoms with a return of -49.3%, Media with -49.1% as advertising revenues fell, Distributors with -38.6% due to weakness in industrial markets, and Speciality & Other Finance with -37.8%. Support Services companies suffered a de-rating and the sector return was -27.1%; the Transport sector return was -26.1 %, most of which came in September after the terrorist attacks.

The best performing sectors included Packaging with +42.8%, comprising mainly one stock; Tobacco with +37.3%, a classically resilient area; Construction & Building Materials with +21.4%, helped by strong demand and low ratings; and Beverages and Food Producers, again typically defensive sectors.

The gilt market benefited from a switch by investors out of equities and the twelve month return from the Gilts-Long (over 15 Year) Index was 3.1%.

Fund performance

The fund's return for the year to September was -34.2% taking prior changes at par and -35.8% taking the debentures at their market value, which rose in the period. These returns were behind the benchmark FTSE All-Share ex 100 ex IT return of -23.0%.

The underperformance relative to the benchmark came primarily in the first half of the year, when the Trust's return was -17.2% at par and -18.4% at market compared to a benchmark return of -8.3%. Much of this underperformance in the first half came early on, at the end of 2000, when we were slow to cut back on larger holdings in the portfolio, especially those promoted into FTSE 100 and trading on higher ratings. With the fund more defensively positioned, performance has been resilient and in September the equity return of -16.6% was ahead of the benchmark return of -17.0%. While we held cash and the gilt to offset gearing, underlying gearing did affect returns.

Within the portfolio the best returns came from defensive sectors, such as utilities, and from companies benefiting from the strength of consumer demand, such as leisure companies and retailers. Among the more disappointing performers were software stocks and those with limited earnings visibility.

Portfolio

We positioned the portfolio to be more defensive, as we explained in the interim report. We have concentrated the portfolio, focussed on companies better able to withstand the tougher environment and held high levels of cash, as well as the gilt.

The net cash in the portfolio at the end of September was £55.1m, equivalent to 10% of total assets. We sold only £5m of the gilt and retained £20m nominal, worth £28.2m or 5% of assets at the year-end. The cash and gilt largely offset the gearing represented by the £95m nominal of debentures, despite the increasing percentage they represent of a lower asset base, and gearing was 4%. We expect to sell more of the gilt this year.

We held 67% of the equity portfolio in mid-sized companies at the end of September and 25% in smaller companies, compared with 62% and 28% at the end of March. We cut the weighting in FTSE 100 stocks from 10% at the interim stage but then saw three of our larger holdings promoted into the index in September, so that we had 8% at the year-end. It is currently lower and it remains our intention to keep it around 5%. With sharp price movements, there have been substantial changes in indices and there probably will be more. We see attractive opportunities in each of the 250 and SmallCap indices and will not necessarily target a specific weighting for each.

Our largest sector weightings were in Support Services (10.7%), where powerful business dynamics underpin prospects for a wide range of companies; Construction & Building Materials (8.8%), primarily housebuilders still growing profits and trading at price-earnings ratios of 5x or so; Leisure, Entertainment & Hotels (7.5%), mainly in successful operators such as JD Wetherspoon in pubs and Luminar in nightclubs; Transport (6.0%), including ports and logistics; and General Retailers (5.3%), a sector that performed well and benefited from strong consumer demand. Our weighting in Water increased to 4.6% and in Electricity also to 4.6%, and in difficult markets utilities should be relatively stable.

Relative to our benchmark, we were over-weight at the end of September in Oil & Gas (at 3%), Electricity and Water. We were underweight in Technology, at 1.5% against 6.9% for the index, as conditions remain tough in that area, but better value is apparent and there will be opportunities to benefit from a good recovery in certain stocks. We were also underweight in Engineering and Speciality & Other Finance.

Among the largest holdings at the year-end were Nestor Healthcare, the leading supplier of nurses under contract and a provider of other services; Abbot Group, which provides oil services; JJB Sports, the sports retailer that is successfully expanding its out-of-town stores; Forth Ports, which operates in Scotland and London with property development adding to its trading profits; and Marshalls, a major supplier of products in the building industry. Northern Rock and Enterprise Oil were substantial holdings that we reduced on their promotion into the FTSE 100, switching from Enterprise in part into Cairn Energy which has been successful in exploration in the Indian sub-continent. We sold Capita and reduced the holding in Serco.

There were 90 holdings at the end of September, down from 105 at the end of March as we sold small holdings and some of the shares that had moved into the FTSE 100, such as Sage and Logica. We expect the number of holdings to be around 100 when we re-invest the cash held. Turnover in the portfolio, measured as sales against average total assets, was 34%.

We cleared up a tail of small holdings, which we always aim to do, adding to some but selling most as we doubted that they could recover quickly. We have also sold shares in a few companies that had a weak financial position, but it is worth emphasising that strong balance sheets and cash flows are a key feature of companies in which we invest.

Investment Manager's Report continued

We received cash from the takeover of Cannons and Heal's but generally saw less corporate action than in previous years. Given the uncertain outlook, takeovers and mergers may be delayed, but valuations are at levels where activity usually increases and corporate financiers have more hope of selling a public company than floating a private one. Our only investment in an unquoted company is not doing well, and we have written down our £1m investment.

Outlook

There are reasons to be confident of a recovery in stockmarkets, despite some short-term pressures. Our main concern relates as before to the US economy and in particular to the future strength of consumer demand, and to the impact a weak US economy has on the rest of the world. It is probable that economic conditions will deteriorate in the short-term and with them company profits, although there are some encouraging signs. Powerful factors to support markets are lower interest rates and high levels of institutional liquidity. Forecasts are now much more realistic, even though it takes time for smaller company numbers to change, and valuations are more compelling. Small and mid-sized companies offer particular value relative to larger ones, and can outperform significantly when investor confidence returns. We have invested a good proportion of the cash held at the year end, taking gearing to about 11%, but we remain flexible.

John Murray }
Julian Cooke } Fund Managers
Govett Investment Management Limited
29th October 2001

Investment Manager's Report continued

Investments greater than 1% of total assets

		Market value £000's	% of total assets	Principal activities
1	Bunzl	16,959	3.2	Paper and plastics supplies and filters
2	J.D. Wetherspoon	14,577	2.7	Pubs
3	FirstGroup	13,900	2.6	Bus and train operations
4	Interserve	13,230	2.5	Building and construction services and equipment
5	Johnson Matthey	12,743	2.4	Chemicals, precious metals and electronic materials
6	AWG	11,650	2.2	Water supply
7	Viridian	11,550	2.2	Electricity supply
8	Debenhams	11,141	2.1	Department stores
9	Kelda	11,078	2.1	Water supply and waste management
10	CLS	11,037	2.1	Property investment and re-development
11	Cobham	9,825	1.8	Aerospace and industrial products and services
12	Scottish & Southern	9,506	1.8	Electricity supply
13	Galen	9,339	1.8	Pharmaceutical products and services
14	Bovis Homes	9,075	1.7	Housebuilding
15	Berkeley	8,775	1.7	Housebuilding and property development
16	Redrow	8,595	1.6	Housebuilding and commercial building
17	Johnston Press	8,400	1.6	Regional newspapers
18	Luminar	8,305	1.6	Bar and night club operator
19	Chelsfield	8,145	1.5	Property development and investment
20	RPS	8,053	1.5	Environmental services
21	Spirax-Sarco	7,875	1.5	Industrial steam products and services
22	BTG	7,759	1.5	Intellectual property management
23	St James's Place	7,212	1.4	Financial services
24	Northern Rock	6,633	1.2	Mortgage bank
25	Nestor Healthcare	6,496	1.2	Temporary nursing supply and healthcare services
26	Close Brothers	6,435	1.2	Merchant banking, market-making & asset management
27	Barratt Developments	6,050	1.1	Housebuilding
28	Abbot Group	6,040	1.1	Oil industry services
29	JJB Sports	5,740	1.1	Sports goods retailer
30	Trinity Mirror	5,568	1.0	Newspaper publishing
31	Forth Ports	5,440	1.0	Port operations and property development
32	Marshalls	5,388	1.0	Building materials supply
33	Wolseley	5,323	1.0	Building materials in US and UK
	Top 33 equities	297,842	56.1	
	Other UK equities (57)	155,613	29.3	
	Total equities	453,455	85.4	
	Fixed interest	28,244	5.3	
	Net current assets	49,264	9.3	
	Total assets less current liabilities	530,963	100.0	

	September 2001	% of total assets
Top 5	71,409	13.4
Top 10	127,865	24.1
Top 30	281,691	53.0

Portfolio Analysis

Largest sector weightings

Support Services	10.7%
Construction and Building Materials	8.8%
Leisure, Entertainment and Hotels	7.5%
Transport	6.0%
General Retailers	5.3%

Largest sector weightings relative to benchmark

Electricity	+2.4%
Oil & Gas	+2.0%
Water	+1.7%
Pharmaceuticals	+0.9%
Aerospace & Defence	+0.9%

Lowest sector weightings relative to benchmark

Software & Computer Services	-4.1%
Engineering & Machinery	-2.9%
Transport	-2.7%
Speciality & Other Finance	-2.5%
Construction & Building Materials	-1.8%

Allocation by index


2000
10%
28%
62%
2001
8%
25%
67%
FTSE 250
FTSE SmallCap
FTSE 100

Five Year Record

Five year NAV total return


% increase
Net Asset Value per share (1996 Base 100)
Benchmark (1996 Base 100)
250
225
200
175
150
125
100
1996
1997
1998
1999
2000
2001

Five year share price total return


% increase
Share price (1996 Base 100)
Benchmark (1996 Base 100)
250
225
200
175
150
125
100
1996
1997
1998
1999
2000
2001

Five year discount levels


%
Par value discount
Market value discount
24
20
16
12
8
4
0
1996
1997
1998
1999
2000
2001

Five year dividend record


%
Year on year increase in RPI
GSIT's dividend Increase
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001

Source: Govett Investment Management Limited

Performance Measurement

The Trust's debentures can be measured at their £95m par value or at their market value, which was £132m at 30th September 2001. The net asset value at par figure is the one announced daily to the Stock Exchange and is the figure against which the share price discount is usually calculated. The market value of the debentures reflects more closely the potential cost of their early repayment and results currently in a lower asset value and therefore a lower level of discount.

The Trust's benchmark of the FTSE All-Share-100 (ex IT) is a combination of the FTSE 250 (ex IT) and FTSE SmallCap (ex IT) Indices, which were introduced in 1992. The 250 (ex IT) included 212 companies at end September 2001 capitalised at between £2.1bn and £49m; the SmallCap (ex IT) Index included 318 companies capitalised at between £317m and £2m.

The Trust has some investments in companies that are not presently in the All-Share Index, which are deemed for convenience to be in the relevant index.

The total return figures show the absolute return in pence per share and the return on shareholders' funds, calculated as the change in the net asset value assuming that net dividends paid to shareholders were reinvested in the NAV. This is the definition given by the AITC.

The cost ratio is the operating expenses after tax expressed as a percentage of the average NAV of the Trust for the year.

Report of the Directors

The Directors submit their Report and Accounts of the Group and Company for the year ended 30th September 2001, which were approved by the Board on 29th October 2001.

Principal activities and business review

Reviews of the business and of future policy are contained in the Chairman's Statement on pages 6 and 7 and in the Manager's Review on pages 11 to 13.

The Company revoked its status as an investment company within the terms of section 266 of the Companies Act 1985 in 1999, but has now re-applied for this status.

Share Capital

Your Board has authorisation to buy in the Company's shares provided that doing so enhances the net asset value of the remaining shares.

No shares were bought in by the Company in the year to 30th September 2001.

Net assets and revenue

After deducting prior charges at par, the consolidated net asset value per share at 30th September 2001 was 449.62p (2000: 692.68p). The consolidated net asset value per share at 30th September 2001 after deducting prior charges at market value was 411.48p (2000: 657.10p).

	£000s	£000s
Revenue after tax		9,118
Dividends:		
Interim 3.5p per share paid on 19th June 2001	3,394	
Final 5.5p per share payable on 14th January 2002 recommended by the Directors	5,333	
		8,727
Retained surplus		391

Tax status

The Company has been approved by the Inland Revenue as an approved Investment Trust company for the year ended 30th September 1998. The tax computations for the years ended 30th September 1999 and 30th September 2000 have been submitted under the Corporation Tax Self Assessment (CTSA) regime and approval sought. The Company has directed its affairs so as to enable it to continue to obtain approval.

Directors

The Directors listed on page 4 served throughout the year, except for Mr Dawnay who joined on 25th October 2000. Viscount Eccles and Sir John Riddell, Bt stand for re-election at the AGM.

Directors' interests

The Directors' interests in the ordinary 10p shares of the Company at 30th September 2001 and 2000 or date of appointment were as follows:

	2001 Beneficial Interest	2001 Non beneficial interest	2000 Beneficial interest	2000 Non beneficial interest
Sir John Riddell	9,692	–	6,988	–
Viscount Eccles	6,000	–	3,000	–
N.G. McNair Scott	2,000	–	2,000	–
F. von Hurter	–	–	–	–
C.J.P. Dawnay	–	–	–	–

There have been no changes between the end of the year and 29th October 2001.

Creditor payment policy

It is the Company's policy to settle all its investment transactions within the time frames established in the market in which it operates. The current settlement period in the UK equity market is trade date plus three business days. Other expenses are paid on a timely basis in the normal course of business.

Management and administration

The Company has a management contract with Govett Investment Management Limited ("Govett"), which changed its name from AIB Govett Asset Management Limited on 1st November 2000, whereby Govett acts as the Manager of the Company and supplies secretarial and accounting services. In consideration of these services, Govett receives a management fee, paid quarterly in advance, at a rate of 0.125% per annum of the value of the fixed income securities portion of the Company's portfolio and 0.5% per annum of the value of the remainder of the Company's portfolio. No fees are charged in respect of the Company's holdings in investment funds managed by Govett or its affiliates. The management agreement may be terminated at any time by Govett giving to the Company not less than 12 months' notice or, whether or not such notice has previously been given by Govett, by the Company giving immediate notice to Govett. Upon termination of the management agreement for any reason (other than in exceptional circumstances) Govett is entitled to receive from the Company a termination payment equal to 12 months' remuneration.

Substantial share interests

At 29th October 2001 notification had been received of the following interests in 3% or more of the voting capital of the Company:

Company	Number of shares held	% of issued capital held
Zurich Financial Services Group	14,299,400	14.75
Prudential plc	9,914,836	10.23
Legal and General Investment Management Limited	5,351,456	5.52
The Equitable Life Assurance Society	4,868,104	5.02
Standard Life Assurance Company	4,678,667	4.83

Personal Equity Plans and ISAs

It is intended that the Company will continue to be managed in such a way as to meet the requirement for the minimum EC equity content established by the Inland Revenue to meet ISA requirements.

Auditors

Deloitte & Touche are willing to continue in office and offer themselves for re-appointment.

Authority for the purchase of ordinary shares

At the forthcoming Annual General Meeting, it is proposed that the Company renew its authority to purchase on the London Stock Exchange up to 14,534,816 ordinary shares (or, if less, that number of shares which is equal to 14.99% of the Company's issued ordinary share capital at the date of the passing of Resolution 6 set out in the Notice of Annual General Meeting). Ordinary shares that are purchased will be cancelled.

Under UK Listing rules, the maximum price to be paid on any exercise of the authority must not exceed 105% of the average of the middle market quotations for the ordinary shares for the five business days immediately preceding the date of purchase.

Purchases of ordinary shares will only be made at prices below the prevailing net asset value of an ordinary share. The minimum price paid will not be below the nominal value of 10p per ordinary share. Purchases may be financed out of the Company's revenue reserve or realised capital reserve. In practice, the Board expects to finance purchases out of realised capital reserve. The decision as to whether the Company purchases any ordinary shares will be within the guidelines set from time to time by the Board in the light of prevailing market conditions.

The Company will utilise the authority to purchase ordinary shares by either a single purchase or a series of purchases when market conditions allow, with the aim of maximising the benefit to shareholders.

The authority to purchase ordinary shares will last until the conclusion of the Annual General Meeting of the Company in 2002, or on 31st December 2002, or until the whole of the 14.99% has been acquired, whichever is the earlier. The authority may be renewed by shareholders at any time.

By order of the Board
Registered in England & Wales
No. 231500
29th October 2001

Govett Secretaries Limited
Secretary

Corporate Governance & Directors' Responsibilities

Corporate Governance Disclosure under Financial Services Authority Combined Code on Corporate Governance

The Board has carried out a full review of the principles of good governance and code of best practice (the "Combined Code") prepared by the Committee on Corporate Governance chaired by Sir Ronald Hampel. To ensure that the appropriate level of corporate governance is attained, the Board has confirmed that arrangements are in place to enable compliance with the Combined Code.

The Board considers that the Company has complied with the provision of Section 1 of the Combined Code throughout the year ended 30th September 2001, other than as disclosed below.

The directors acknowledge that they are responsible for the internal controls of the Group and for reviewing their effectiveness. It is important to recognise that any system of internal control can provide only a reasonable, and not an absolute, assurance against material misstatement or loss. The controls can only manage, rather than eliminate, the risk of failure to achieve business objectives and are designed to provide reasonable assurance that assets are safeguarded, transactions are authorised and recorded properly and that material errors and irregularities are either prevented or would be detected within a timely period.

The Board as a whole has taken responsibility for risk management, and has identified risks in the areas of investment objectives, investment administration, accounting, investment custody, secretarial and registration. The risks have been evaluated by the Board following the receipt of reports from the Group's Manager, Custodian and Registrar. The risks are managed through appropriate procedures.

- Limits of authority are set out in the agreements with third party service providers.
- Investment guidelines and other requirements are notified to the investment manager and other providers (as appropriate) in writing.
- Reports are received from the Manager, Custodian and Registrar on all aspects of internal control, including financial, operational and compliance controls, risk management and relationships with external service providers.
- The Board reviews investment performance against stockmarket indices, and income and expenses against forecasts and budgets.

In monitoring and reviewing the Group's system of internal control the Board has taken account of the Guidance Notes prepared by the Association of Investment Trust Companies.

The Group does not have its own internal audit function but places reliance on the internal audit, compliance and other control functions of its service providers.

The Board formally considers twice a year the effectiveness of the system of internal control. It takes account of any risk management problems or compliance breaches identified previously and receives reports from the Manager's Compliance Officer. At the conclusion of that formal review it makes a formal decision as to whether any changes to the internal control system are required.

In conclusion, the Board has in place an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place throughout the financial year under review and up to the date of approval of the annual report and accounts. The process is regularly reviewed by the Board and accords with the guidance in "Internal Control: Guidance for directors on the Combined Code" (the Turnbull report).

The principles of the Combined Code relevant to an investment trust company are applied as follows:

Directors

The Board consists of five members, all of whom are non-executive and are independent of the Company's manager. Particulars of Directors are set out on page 4 of this Report. The Board has considered the need to appoint a senior independent director but believes this is not necessary as all of the Directors, including the Chairman, are independent.

The Directors normally meet as a Board eight times a year, and at other times as necessary. The Board lays down guidelines within which the Manager implements investment policy, and has a schedule of matters reserved for the resolution of the Directors. The Board has contracted to external parties the management of the investment portfolio, custodian and registrar services, and the day to day accounting and company secretarial requirements. Each of these contracts is only entered into after proper consideration by the Board of the quality and cost of services offered.

At Board Meetings the Manager fully reports on the investment holdings and performance, the Group's financial position and the custody of its assets.

The Board as a whole fulfils the function of a nomination committee. The Company's Articles of Association require newly appointed Directors to submit themselves for election by shareholders at the next Annual General Meeting and each Director to be re-elected every three years in compliance with the provisions of the Combined Code.

Directors' remuneration

The Board as a whole fulfils the function of a remuneration committee and the UKLA Listing Rules recognise that the specific appointment of such a committee is inappropriate for an investment trust company with non-executive directors. The level of Directors' fees is reviewed annually relative to the work involved as well as the fees of comparable companies.

Shareholder relations

The Company, through the investment manager, has regular contact with its institutional shareholders. The Board supports the principle that the Annual General Meeting be used to communicate with private investors and has implemented the provisions of the Combined Code in this report for the forthcoming Annual General Meeting.

Accountability and Audit

The Company's Audit Committee, which comprises all Directors, meets representatives of the Manager and its Compliance Officer, who report as to the proper conduct of business in accordance with the regulatory environment in which both the Group and the Manager operate. The Company's external Auditors also attend the Committee at its request, at least once a year, and report on their work procedures, the quality of the Group's accounting procedures and their findings in relation to the Group's statutory audit. The responsibilities of the Audit Committee include review of the internal financial controls, accounting policies, financial statements, the management contract, custodian and registrar contracts, and the Auditor's appointment and remuneration.

Directors' responsibilities

Company law in the United Kingdom requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the return of the Group for that period. In preparing these financial statements, the Directors have:

- selected suitable accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent;
- followed applicable accounting standards; and
- prepared the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for ensuring that the Directors' report and other information included in the Annual Report is prepared in accordance with company law in the United Kingdom. They are also responsible for ensuring that the Annual Report includes information required by the Listing Rules of the Financial Services Authority.

Independent professional advice

There is an agreed procedure for the Directors, in the furtherance of their duties, to take independent professional advice at the Company's expense.

Going concern

The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the accounts, as the assets of the Group consist mainly of securities which are readily realisable.

Independent Auditors' Report

to the Members of Govett Strategic Investment Trust PLC

We have audited the financial statements of Govett Strategic Investment Trust PLC for the year ended 30th September 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 25. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and Auditors

As described in the statement of Directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th September 2001 and of the total return of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche.

Deloitte & Touche
Chartered Accountants
and Registered Auditors
Stonecutter Court
1 Stonecutter Street
London
EC4A 4TR
29th October 2001

Consolidated Statement of Total Return

(incorporating the revenue account*) for the year ended 30th September 2001

	Notes	Year ended 30th September 2001 Revenue £000s	Capital £000s	Total £000s	Year ended 30th September 2000 Revenue £000s	Capital £000s	Total £000s
Realised & unrealised (loss)/gain on investments	15	–	(227,776)	(227,776)	–	185,755	185,755
Income from investments	2	14,923	–	14,923	14,478	–	14,478
Other income		20	–	20	35	–	35
(Loss)/profit of dealing subsidiary	20	(317)	–	(317)	2,792	–	2,792
Deposit interest		766	–	766	122	–	122
Investment management fee	3	(1,576)	(2,364)	(3,940)	(1,537)	(2,306)	(3,843)
Other expenses	4	(747)	(7)	(754)	(953)	(182)	(1,135)
Net return before finance costs and taxation		13,069	(230,147)	(217,078)	14,937	183,267	198,204
Interest payable	5	(3,951)	(5,925)	(9,876)	(4,093)	(6,138)	(10,231)
Return on ordinary activities before taxation		9,118	(236,072)	(226,954)	10,844	177,129	187,973
Tax on ordinary activities	6	–	–	–	(524)	524	–
Return on ordinary activities after taxation		9,118	(236,072)	(226,954)	10,320	177,653	187,973
Dividends	7						
Interim 3.5p (2000 3.45p)		(3,394)	–	(3,394)	(3,345)	–	(3,345)
Final 5.5p (2000 5.3p)		(5,333)	–	(5,333)	(5,139)	–	(5,139)
Total 9.0p (2000 8.75p)		(8,727)	–	(8,727)	(8,484)	–	(8,484)
Transfer to reserves	15/16	391	(236,072)	(235,681)	1,836	177,653	179,489
Return/(loss) per share	8	9.40p	(243.46)p	(234.06)p	10.62p	182.76p	193.38p

*The revenue column of this statement represents the profit and loss account of the Group.
All items derive from continuing activities.
The notes on pages 25 to 32 form an integral part of these accounts.

Balance Sheet
as at 30th September 2001

	Notes	Year ended 30th September 2001 Company £000s	Year ended 30th September 2001 Consolidated £000s	[illegible] Company £000s	[illegible]
Fixed assets – investments	10				
Quoted		481,199	481,199	782,926	782,926
Unquoted		500	500	–	–
Total investments		481,699	481,699	782,926	782,926
Current assets					
Stock market settlements		17,508	17,571	9,777	9,777
Other debtors		2,449	2,449	2,163	2,163
		19,957	20,020	11,940	11,940
Investments – Trading		–	189	–	1,390
Cash at bank		44,728	44,873	192	204
		64,685	65,082	12,132	13,534
Creditors: due within one year					
Bank loans and overdrafts	9	–	–	(19,900)	(19,900)
Stock market settlements		(7,319)	(7,319)	(1,076)	(1,174)
Amounts owed to Group undertaking		(8,591)	–	(8,001)	–
Other creditors		–	–	(482)	(482)
Accruals		(3,166)	(3,166)	(3,121)	(3,121)
Proposed dividend	7	(5,333)	(5,333)	(5,139)	(5,139)
		(24,409)	(15,818)	(37,719)	(29,816)
Net current assets/(liabilities)		40,276	49,264	(25,587)	(16,282)
Total assets less current liabilities		521,975	530,963	757,339	766,644
Creditors: due after more than one year	11	(95,000)	(95,000)	(95,000)	(95,000)
Net assets		426,975	435,963	662,339	671,644
Capital and Reserves					
Called up share capital	12	9,696	9,696	9,696	9,696
Share premium account	13	7,817	7,817	7,817	7,817
Capital redemption reserve	14	120	120	120	120
Capital reserve - realised	15	387,034	387,034	329,982	329,982
Capital reserve - unrealised	15	7,273	7,273	300,397	300,397
Revenue reserve	16	15,035	24,023	14,327	23,632
Equity shareholders' funds	17/18	426,975	435,963	662,339	671,644

The notes on pages 25 to 32 form an integral part of these accounts.
The financial statements on pages 22 to 32 were approved by the Board of Directors on 29th October 2001 and signed on its behalf:

Sir John Riddell Bt. Director

N.G. McNair Scott Director

Consolidated Cash Flow Statement

for the year ended 30th September 2001

	Notes	Year ended 30th September 2001 £000s	£000s	[illegible] £000s	£000s
Operating activities					
Cash received from investments		14,649		14,673	
Interest received		772		119	
Management fee		(3,940)		(3,843)	
Directors' fees paid		(99)		(56)	
Other cash payments		(590)		(1,129)	
Net cash inflow from operating activities	22		10,792		9,764
Servicing of finance					
Interest paid		(10,358)		(10,221)	
Net cash outflow from servicing of finance			(10,358)		(10,221)
Investment activities					
Purchase of investments		(125,195)		(149,242)	
Sales of investments		197,941		144,148	
Net cash inflow/(outflow) from investment activities			72,746		(5,094)
Purchase of own share capital					
Ordinary shares		–		(2,773)	
			–		(2,773)
(Decrease)/increase in short term loan			(19,900)		16,850
Equity dividends paid			(8,533)		(8,364)
Increase in cash	23		44,747		162

Notes forming part of the Accounts

1 Accounting policies

The accounts have been prepared under the historical cost convention, modified to include the revaluation of fixed assets. They have been prepared in accordance with applicable UK accounting standards, the Statement of Recommended Practice (SORP) "Financial Statements of Investment Trust Companies", on the basis that all activities are continuing and on the assumption that the Company will continue to be approved by the Inland Revenue as an investment trust for the purposes of section 842 of the Income and Corporation Taxes Act 1988. The Company does not presently have investment company status but, as explained in note 24, the Directors consider it appropriate to present the accounts in accordance with the SORP.

Income and expenditure are accounted for on an accruals basis.

(a) Income
Dividends receivable from equity investments are brought into account on the ex-dividend date or, where no ex-dividend date is quoted, when the Company's right to receive payment is established. On holdings of fixed interest securities, income is recognised on a time apportioned basis and is credited to the revenue account with regard to the period of ownership.

(b) Management fees and finance costs
The management fees and finance costs have been charged 60% to the Capital account and 40% to the Revenue account.

(c) Investments
Quoted investments are valued at closing middle market prices. Unquoted investments are valued by the Directors at cost or valuation having regard to the latest available information. Current asset investments are valued at the lower of cost or net realisable value.

(d) Foreign currencies
Transactions in foreign currencies are translated at the rates of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in sterling at the rates of exchange ruling at the balance sheet date. Profits or losses on foreign exchange are taken to the Capital Reserve.

(e) Capital reserve
Gains and losses on the realisation of investments are taken to the Capital reserve – realised, as are expenses of a capital nature and the costs associated with investment transactions. Unrealised increases and decreases in the valuation of investments as compared with their book cost are accounted for in Capital reserve – unrealised.

Profits and losses are calculated on an average cost basis.

(f) Consolidation
The Group financial statements are the consolidated financial statements of the Company and its subsidiary. In accordance with section 230 of the Companies Act 1985 a separate Revenue account for the Company has not been presented.

2 Income from investments

	2001				2000			
	Franked dividends £000s	Foreign dividends £000s	Interest £000s	Total £000s	Franked dividends £000s	Foreign dividends £000s	Interest £000s	Total £000s
Quoted investments	12,807	27	2,089	14,923	11,553	–	2,925	14,478

3 Investment management fee

		2001 £000s	2000 £000s
Charged to the Revenue account	40%	1,576	1,537
Charged to the Capital account	60%	2,364	2,306
		3,940	3,843

The charge for management fee includes the applicable irrecoverable VAT @ 17.5%.

4 Administration expenses

	2001 £000s	2000 £000s
(a) Directors' fees	80	72
(b) Auditors' fees		
For audit services	25	17
For other services	13	2
(c) Other administration expenses		
Irrecoverable VAT	45	126
Contribution to AITC campaign	–	227
Other expenses	584	509
	629	862
	747	953

In accordance with the Articles of Association, Directors' remuneration is limited to £100,000 in aggregate. The remuneration for the year, none of which is performance related, was £80,000 (2000: £72,000) including pension contributions of £nil (2000: £nil).

The auditors' fees include £5,000 for the audit of the subsidiary company Border & Southern Investments Limited.

For the purposes of VAT the Trust does not make any taxable supplies. It is therefore unable to recover any of the VAT that is charged on expenses.

5 Interest payable

		2001 £000s	2000 £000s
Interest on debentures and bank advances			
Charged to the Revenue Account	40%	3,951	4,093
Charged to the Capital Account	60%	5,925	6,138
		9,876	10,231

6 Taxation

Taxation for the year has been computed on the income shown in the accounts as follows:

	2001 £000s	2000 £000s
Corporation tax (2000: 30%)	–	524

The AITC has published its proposals to amend the basis on which it recommends the treatment of the notional tax charge when expenses are charged wholly or partly to capital. The company has taken advantage of this recommendation and accordingly does not have a notional charge for corporation tax in this year (2000: £524,000).

At 30th September 2001 unrelieved management expenses and interest carried forward amounted to £48,938,053 (2000: £36,954,075).

7 Dividends

		2001 £000s	2000 £000s
Interim	3.5p (2000: 3.45p)	3,394	3,345
Final	5.5p (2000: 5.30p)	5,333	5,139
Total	9.0p (2000: 8.75p)	8,727	8,484

The proposed final dividend of 5.5p will, if approved by shareholders, be payable on 14th January 2002.

8 Return per share

	2001 Revenue	2001 Capital	2001 Total	2000 Revenue	2000 Capital	2000 Total
Return per share	9.40p	(243.46)p	(234.06)p	10.62p	182.76p	193.38p

Revenue return per share is based on the net revenue on ordinary activities after taxation and after deduction of dividends and other appropriations in respect of non-equity shares of £9,118,000 (2000: £10,320,000) and on 96,963,420 (2000: 97,201,671) shares, being the weighted average of shares in issue during the year.

Capital (loss)/return per share is based on net capital (losses)/gains for the year of £(236,072,000) (2000: £177,653,000) and on 96,963,420 (2000: 97,201,671) shares.

9 Borrowing facilities

The Company has arranged the use of a £30m revolving credit facility from Allied Irish Banks, p.l.c. which was taken out in January 2000. At 30th September 2001 no borrowings were drawn down under this facility (2000: £19.9m). The interest rate is based on LIBOR plus 0.40% p.a.

10 Fixed asset investments (Company and Consolidated)

	2001 £000s	2000 £000s
Opening book cost	482,529	426,682
Opening unrealised appreciation	300,397	172,128
Opening valuation	782,926	598,810
Movements in the year:		
Purchases at cost	128,793	139,465
Sales proceeds	(202,322)	(141,119)
Realised profits	65,426	57,501
Net movement in unrealised appreciation	(293,124)	128,269
Closing valuation	481,699	782,926
Closing book cost	474,426	482,529
Closing unrealised appreciation	7,273	300,397
	481,699	782,926

11 Debentures

		2001 Company and Consolidated at book value £000s	2000 Company and Consolidated at book value £000s
Repayable after more than five years:	11 1/2% Debenture Stock 2014	15,000	15,000
	10 3/8% Debenture Stock 2016	30,000	30,000
	9 7/8% Debenture Stock 2017	50,000	50,000
Total debentures (all secured on the assets of the Company)		95,000	95,000

Fair values of the debentures are disclosed in note 25 on page 32.

12 Called up share capital

	Authorised 2001 £000s	2000 £000s
115,000,000 ordinary 10p shares	11,500	11,500

	Allotted, called up and fully paid 2001 £000s	2000 £000s
At start of year	9,696	9,746
Purchase of own shares	–	(50)
	9,696	9,696

During the year to 30th September 2001 the Company did not buy back any shares.

At 30th September 2001 there were 96,963,420 ordinary shares in issue.

13 Share premium

	2001 £000s	2000 £000s
At end of year	7,817	7,817

14 Capital redemption reserve

	2001 £000s	2000 £000s
At start of year	120	70
Par value of shares bought back	–	50
Carried forward at end of year	120	120

Notes forming part of the Accounts continued

15 Capital reserve

	2001 Unrealised £000s	2001 Realised £000s	2000 Unrealised £000s	2000 Realised £000s
At start of year	300,397	329,982	172,128	283,371
Surplus realised on investments	–	65,426	–	57,501
Loss on currency transactions	–	(78)	–	(15)
Movement in unrealised appreciation of investments	(293,124)	–	128,269	–
Capital expenses	–	(7)	–	(182)
Management fee (2000: net of corporation tax of £143,000)	–	(2,364)	–	(2,163)
Finance costs (2000: net of corporation tax of £381,000)	–	(5,925)	–	(5,757)
	7,273	387,034	300,397	332,755
Purchase of own shares	–	–	–	(2,773)
Carried forward at end of year	7,273	387,034	300,397	329,982

16 Revenue reserve

	2001 Company £000s	2001 Consolidated £000s	2000 Company £000s	2000 Consolidated £000s
At start of year	14,327	23,632	15,283	21,796
Retained net revenue for the year	708	391	(956)	1,836
Carried forward at end of year	15,035	24,023	14,327	23,632

17 Net asset value per share

The net asset value per share and the net assets attributable to shareholders at the year end were as follows:

	2001 Company £000s	2001 Consolidated £000s	2000 Company £000s	2000 Consolidated £000s
Net assets	426,975	435,963	662,339	671,644
Net asset value per share (prior charges at par)	440.35p	449.62p	683.08p	692.68p

The net asset value per share is based on the Company's net assets and on 96,963,420 (2000: 96,963,420) ordinary shares in issue at the end of the year.

18 Reconciliation of movements in shareholders' funds

	2001 £000s	[illegible]
At start of year	671,644	494,928
Cost of purchase of own shares	–	(2,773)
Total recognised (losses)/gains	(235,681)	179,489
Carried forward at end of year	435,963	671,644

19 Contingent Liabilities

At 30th September 2001 there were no contingent liabilities (2000: £nil). At 30th September 2001 there were no underwriting commitments (2000: £480,000).

20 Subsidiary company

At 30th September 2001 and 2000 the following company was a subsidiary of the Company:

Company	Country of incorporation	Class of shares held	No. of Shares	Percentage of class held
Border & Southern Investments Limited	England and Wales	£1 ord shares	2	100

Border & Southern Investments Limited trades as an investment dealing company in the United Kingdom. The results of this company have been included in the Consolidated Statement of Total Return under the heading of "(Loss)/profit of dealing subsidiary," and are as follows:

Profit and Loss Account for the year ended 30th September

	2001 £000s	[illegible]
Sales: disposal proceeds from trading investments	3,413	11,286
Cost of sales	(3,747)	(8,526)
Operating (loss)/profit	(334)	2,760
Income from investments	8	2
Interest	2	2
Underwriting commission	9	24
Administration expenses	(2)	(4)
Exchange differences	–	8
(Loss)/profit before and after tax	(317)	2,792
Revenue reserve brought forward	9,305	6,513
Revenue reserve carried forward	8,988	9,305

The trading investments of the dealing subsidiary are valued individually at the lower of cost or market value. At 30th September 2001 these investments, in aggregate, cost £745,000 and had a market value of £189,000 (2000: cost £1,517,000, market value £1,780,000).

21 Transactions with Manager

Details of the management contract are given on pages 17 and 18.

Under the terms of the management contract Govett Investment Management Limited is reimbursed for certain office administration costs. These costs are contained within other administration expenses shown in note 4 to the accounts and amounted to £191,000 for the year ended 30th September 2001. The Company, along with other investment trusts managed by Govett Investment Management Limited, contributes to a central advertising and savings scheme budget. In the year to 30th September 2001, the Company contributed £86,000.

The Company has a loan facility with Allied Irish Banks, p.l.c., the Manager's holding company. Details are given in note 9.

The Company paid soft commission of £113,000 during the period, being approximately 14% of the total dealing commission paid during the period.

At 30th September 2001 the Company held investments with a market value of £3,229,000 that are managed by Govett Investment Management Limited.

22 Reconciliation of operating profit to net cash inflow from operating activities

	2001 £000s	2000 £000s
Revenue before interest payable and taxation	13,069	14,937
Capital expenses	(2,370)	(2,488)
(Increase)/decrease in accrued income	(280)	382
Increase in debtors	(6)	(4)
Increase/(decrease) in creditors	45	(303)
Operating loss/(profit) of subsidiary company	334	(2,760)
Net cash inflow from operating activities	10,792	9,764

23 Analysis of net (debt)/funds

	30th September 2000 £000s	Cash flow £000s	Exchange differences	30th September 2001 £000s
Cash in hand and at bank	204	44,747	(78)	44,873
Loans and overdrafts	(19,900)	19,900	–	–
	(19,696)	64,647	(78)	44,873

24 Investment Company status

The Company is not an investment company within the meaning of section 266, Companies Act 1985 as the Articles of the Company do not absolutely prohibit the distribution of capital profits. However, the Company manages its affairs to enable it to qualify as an investment trust for taxation purposes under section 842 of the Income and Corporation Taxes Act 1988, and the Articles of the Company prohibit capital profits from being distributed by way of dividend. As such, the Directors consider it appropriate to present the accounts in accordance with the Statement of Recommended Practice (SORP) applicable for investment trusts. Under the SORP, the financial performance of the Company is presented in a statement of total return in which the revenue column is the profit and loss account of the Company.

The revenue column excludes the following capital items which, since the Company is not an investment company, the Companies Act and accounting standards would ordinarily require to be included in the profit and loss account: profits on disposal of investments of £65,426,000, calculated by reference to their previous carrying amount, and payments of a capital nature of £7,000. In the opinion of the Directors the inclusion of these items in the profit and loss account would obscure and distort both the revenue and capital performance of the Company, and would not show clearly the revenue profits emerging to be distributable by way of dividend. The Directors therefore consider that this exclusion is necessary to give a true and fair view. The exclusion has no effect on total return, balance sheet totals or equity shareholders' funds. The Company has now re-applied for Investment Company status.

25 Financial Instruments

(i) Management of risk

The Company's financial instruments comprise equity shares and fixed interest stocks that are held in accordance with the Company's investment objective as set out on page 2; debenture stock, term loans and bank overdrafts, the main purpose of which is to raise finance for the Company's operations; and cash, liquid resources and short term debtors and creditors that arise directly from the Company's operations.

The main risks arising from the Company's financial instruments are due to fluctuations in market prices and interest rates. The Board regularly reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained constant throughout the year under review.

Market price risk

Market price risk arises mainly from uncertainty about future prices of the investments comprising the investment portfolio. The risk is the potential loss the Company may suffer through downward price movements of shares within that portfolio. It is the Board's policy to hold an appropriate spread of investments in order to reduce any risk arising from factors specific to particular sectors. In addition stock selection acts to reduce market price risk. The Board meets regularly to consider investment strategy when it also receives reports from the investment managers who actively monitor the portfolio.

Interest rate risk

In addition, to the share capital and reserves arising from operations the Company finances its activities through debenture stock, term loans and bank overdrafts. The Board regularly reviews the level of borrowings in order to ensure an appropriate level of gearing.

Liquidity risk

The Company's assets comprise readily realisable securities that are available to meet any necessary funding commitment. A profile of the Company's borrowings at 30th September 2001 is shown below. Short term flexibility is achieved by the use of loan and overdraft facilities.

Currency risk

The Company may have investments, usually as a result of corporate actions, in companies whose shares are not denominated in Sterling. There is a risk that currency movements may affect the Sterling value of these investments. The Company has the ability to limit the risk through hedging, although it has yet to do so.

(ii) Interest rate risk profile of financial assets and liabilities

The majority of the Company's assets are ordinary shares of listed UK companies which are not interest bearing nor have a fixed maturity date.

The interest rate profile of the Company's financial liabilities at 30th September 2001 was as follows:

	Fixed rate liabilities	Weighted average interest rates	Period for which rate is fixed
Debenture stocks (£000s)	95,000	10.29%	13-16 years

(iii) Maturity profile of liabilities

The debenture stocks issued by the Company all mature in more than five years.

The Company has also undrawn borrowing facilities as detailed in note 9. All facilities are renewable within one year.

(iv) Fair values

All of the Company's assets are held at fair value.

The fair value of the debenture stocks is based on their market price at 30th September 2001 and is as follows:

	Fair value £000s	Book value £000s
11 1/2% Debenture Stock 2014	19,847	15,000
10 3/8% Debenture Stock 2016	40,631	30,000
9 7/8% Debenture Stock 2017	71,500	50,000
	131,978	95,000

Capital Movements

	Sept 2000 £000s	Net investment £000s	Appreciation/ (depreciation) £000s	Valuation 30th Sept 2001 £000s
Equities				
Quoted	747,321	(67,591)	(226,775)	452,955
Unquoted	–	1,000	(500)	500
	747,321	(66,591)	(227,275)	453,455
Fixed interest and convertibles				
Gilts	35,605	(6,938)	(423)	28,244
Total portfolio	782,926	(73,529)	(227,698)	481,699
Net current assets and prior charges at par	(111,282)	–	–	(45,736)
Net assets available for ordinary shareholders	671,644	–	–	435,963

Disclosable Holdings

At 30th September 2001 the Company held shares in excess of 3 per cent in the capital of the companies shown below. These holdings have been valued as stated in note 1 on page 25. The Company does not participate in the commercial or financial policy decisions of any of these companies.

UK Holdings	Class of shares	No. of shares	% of class held
AFA Systems	Ord 25p	720,000	3.1
Chorion	Ord 1p	16,000,000	3.1
CLS Holdings	Ord 25p	5,039,673	4.9
Finsbury Life Sciences Investment Trust	Ord 25p	2,000,000	6.6
Harvey Nichols	Ord 20p	2,000,000	3.6
Knox D'Arcy	Ord 10p	1,750,000	4.0
Lavendon	Ord 1p	1,576,234	5.2
Molins	4.2% Cum. Pref. Stock	225,000	25.0
Pharmagene	Ord 5p	1,750,000	3.4
RPS Group	Ord 3p	5,835,749	3.1
Saville Gordon Estates	Ord 10p	5,000,000	3.2
Spirax-Sarco	Ord 25p	2,500,000	3.4
Wellington Underwriting	Ord 10p	4,325,000	3.1
Whittard (Chelsea)	Ord 5p	1,125,000	5.1

Long Term Record

At 30th September	Share price pence	Discount[1] %	Actual[2] gearing ratio %	Potential[3] gearing ratio %	Total resources £000s	Prior charges and preference capital £000s	Net assets £000s	Ordinary shares in issue	Net assets per ordinary share taking prior charges at par (consolidated) pence
Assets									
1991	206.0	13.0	96.8	141.2	329,057	95,945	233,112	98,158,420	237.5
1992	166.0	17.0	98.4	148.6	293,270	95,945	197,325	98,158,420	201.0
1993	269.0	9.7	102.1	132.6	388,525	95,945	292,580	98,158,420	298.0
1994	244.0	10.0	108.1	136.0	362,094	95,945	266,149	98,158,420	271.1
1995	284.0	12.5	107.8	130.1	414,649	95,945	318,704	98,158,420	324.7
1996	334.5	11.7	107.9	125.8	467,716	95,945	371,771	98,158,420	378.8
1997	371.5	14.3	107.0	122.6	521,240	95,945	425,295	98,158,420	433.3
1998	340.0	20.0	101.4	123.0	512,978	95,945	417,033	98,158,420	424.9
1999	408.0	19.7	109.1	119.2	589,928	95,000	494,928	97,463,420	507.8
2000	572.0	17.4	105.8	114.1	766,644	95,000	671,644	96,963,420	692.7
2001	367.5	18.3	105.0	121.8	530,963	95,000	435,963	96,963,420	449.6

(1) The discount to net asset value is the difference between the share price and the net asset value per share (with the debentures at par) expressed as a percentage of the net asset value.

(2) The actual gearing ratio is total assets including all debt being used for investment purposes less all cash and fixed interest assets (excluding convertibles) divided by shareholders' funds.

(3) The potential gearing ratio is total assets including all debt being used for investment purposes divided by shareholders' funds.

Long Term Record continued

Year to 30th September	Total income £000s	Revenue expenses £000s	Interest £000s	Taxation £000s	Earnings per share (Consolidated) pence	Earnings per share (Company) pence	Dividend paid per share pence
Income							
1991	22,238	1,977	9,803	2,643	7.93	7.10	6.75
1992	20,762	1,735	9,793	1,975	7.36	7.27	6.75
1993	21,613	2,401	9,819	2,335	7.16	6.75	6.75
1994	20,280	1,816[1]	10,007	1,765	6.78	6.27	6.75
1995	20,885	1,435[1]	10,202	1,687	7.67	7.03	6.75
1996	22,591	1,408[2]	4,038[2]	3,578[3]	13.79[4]	12.12[4]	7.15
1997	19,437	1,631[2]	4,109[2]	3,286[3]	10.57	9.91	7.55
1998	16,879	1,785[2]	4,110[2]	2,912[5]	8.19	7.99	7.95
1999	15,790[6]	2,380[2]	3,990[2]	769[5][6]	8.81	8.53	8.45
2000	17,427[6]	2,490[2]	4,093[2]	524[5][6]	10.62	7.96	8.75
2001	15,392	2,323	3,951	–	9.40	9.73	9.00

(1) Excludes 50% of the management fee charged to Capital account.

(2) Excludes 60% of the management fees & finance costs charged to Capital account.

(3) Includes the tax credit allocated to Capital account in respect of s.242 relief and the effect of expenses charged to capital.

(4) 1996 has been restated for adoption of the SORP. The earlier years have not been restated.

(5) Includes the tax credit allocated to Capital account in respect of expenses charged to capital.

(6) Franked investment income is stated net of its associated tax credit. The charge for taxation does not include this tax credit.

Analysis of Shareholders

Ordinary shares

	No. of holders	% of holders	% of issued share capital
Institutions & Nominee Companies	1,775	26.3	93.6
Individuals	4,966	73.7	6.4
Total	6,741	100.0	100.0

Financial Calendar

The financial calendar is as follows:

Annual General Meeting		12th December 2001
Final dividend payable		14th January 2002
Interim results/dividend	announced	April 2002
Interim dividend	payable	June 2002
Final results for 2002	announced	November 2002

Notice of Annual General Meeting

Govett Strategic Investment Trust PLC

Notice is hereby given that the seventy-third Annual General Meeting of the members of Govett Strategic Investment Trust PLC will be held at the registered office of the Company, Shackleton House (3rd Floor), 4 Battle Bridge Lane, London SE1 2HR, on 12th December 2001 at 12 noon, to consider the following resolutions:

Ordinary Resolutions

1. To receive the Directors' Report and the Accounts.
2. To declare a final dividend.
3. To re-elect Viscount Eccles a Director.
4. To re-elect Sir John Riddell Bt. a Director.
5. To re-appoint Deloitte & Touche as Auditors and to authorise the Directors to determine the remuneration of the Auditors.

Special Resolution

6. That the Company be generally authorised for the purpose of Section 166 of the Companies Act 1985 (the "Act") to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 10 pence each in the capital of the Company, provided that:

   (i) the maximum number of Ordinary Shares hereby authorised to be purchased is 14,534,816, or if less, that number of shares which is equal to 14.99% of the Company's issued share capital as at the date of the passing of this Resolution;

   (ii) the minimum price which may be paid for each Ordinary Share is 10 pence;

   (iii) the maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and

   (iv) this authority shall expire at the conclusion of the next Annual General Meeting or on 31st December 2002, or when the whole of the 14.99% has been acquired, whichever is the earlier (except in relation to the purchase of Ordinary Shares the contract for which was concluded before the expiry of such authority and which would or might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

By order of the Board
Govett Secretaries Limited
Secretary

Dated this 29th day of October 2001

Only holders of ordinary shares are entitled to attend the meeting. Any shareholder is entitled to appoint another person (whether a shareholder or not) as his proxy to attend the meeting and, on a poll, vote instead of him. A form of proxy is enclosed which should be completed in accordance with the instructions thereon.

No director has any contract of service with the Company.

If approved, the final dividend will be paid on 14th January 2002 to ordinary shareholders appearing on the register of members at the close of business on 21st December 2001.

Administration

Manager
Govett Investment Management Limited
Regulated by IMRO

Secretary
Govett Secretaries Limited

Registered Office
Shackleton House
4 Battle Bridge Lane
London SE1 2HR
Telephone: 020 7378 7979
Facsimile: 020 7638 3468
Website: www.govett.co.uk

Registered Number
231500

Registrars
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: 020 8639 2000

Auditors
Deloitte & Touche
Chartered Accountants
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Bankers
Allied Irish Banks, p.l.c.
National Westminster Bank PLC
Chase Fleming

Brokers
Cazenove & Co.
HSBC Investment Bank plc

Custodian
JPMorgan